Exhibit 99.1


               Internet Gold's First Quarter Earnings Release and
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                  Conference Call Scheduled For May 24th, 2010
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Petah Tikva, Israel - May 17, 2010, Internet Gold - Golden Lines Ltd. (NASDAQ
Global Market and TASE: IGLD), today announced that it will release its first quarter results on Monday, May 24, 2010, before the market opens. On the same day, at 09:00 a.m. EDT, management will host a teleconference to discuss the results. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-281-1167 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-9141 from within the U.K., or +972 3
918-0687 from other international locations.

About Internet Gold
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Internet Gold is a publicly-traded company focused on the telecommunications industry. Internet Gold's main asset is its approximately 75% ownership interest in B Communications Ltd. (NASDAQ and TASE: BCOM), through which it holds the controlling interest in Bezeq - The Israel Telecommunication Corp., Ltd. (www.ir.bezeq.co.il/), Israel's incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel's telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors.

Internet Gold is controlled by Eurocom Communications, a privately-held global investment group headquartered in Ramat-Gan, Israel. Internet Gold's shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE:?????). Its share price is tracked as part of the TA-100 index.

For more information, please visit the following Internet sites:
www.bcommunications.co.il/    www.ir.bezeq.co.il/



Mor Dagan
Investor Relations
+972-3-516-7620
mor@km-ir.co.il

Idit Azulay
Internet Gold
+972-3-9240000
i.azulay@igld.com